

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via Email
Mr. Gabriel J. Parmese
Principal Financial Officer
Eurosite Power Inc.
45 First Avenue
Waltham, MA 02451

>   **Re: Eurosite Power Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2013**
>   **Filed April 9, 2014**
>   **File No. 000-54484**

Dear Mr. Parmese:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 2

Business Model, page 6

1. We note your disclosure here and throughout this section that your cogeneration systems are powered by natural gas. In future filings, please disclose your source(s) of natural gas and the names of your principal suppliers. Refer to Item 101(h)(4)(v) of Regulation S-K. Please tell us what this disclosure will look like.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

<u>Overview, page 21</u>

2. We note your disclosure that you are engaged in an existing equity fundraising effort. In future filings, please provide investors with a more detailed discussion and analysis of your equity fundraising efforts, the purposes of such efforts and their impact on your operating results, capital expenditures, and liquidity. Please tell us what this disclosure will look like.

3. We note your disclosure throughout the filing that you are implementing your parent company's business strategy in the United Kingdom and Europe. In future filings, please provide investors with a detailed discussion and analysis of how such strategy will impact your operating results, capital expenditures, and liquidity. Please include in such discussion disclosure regarding known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to impact your liquidity or operations in any material way, as well as the current and potential future impact of these trends and conditions on your liquidity, operations and capital resources. Please tell us what this disclosure will look like. Please refer to Item 303(a)(1) and (2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director

Cc: Michael Rispin, Esq.
        Kristen Young, Esq.